John Reynolds
Assistant Director
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

RE: WBK 1 Inc.
 Registration Statement on Form 10-12G
 Filed September 17th 2014
 File No: 000-55285

Mr. Reynolds:

This correspondence is in response to your letter dated October 14th, 2014 in reference to our filing of the Form 10 filed September 17th, 2014 on the behalf of WBK 1 Inc, File No.000-55285

Please accept the following responses and note that Registrant filed amended Form 10-12G/A on October 23, 2014.

Comment 1

Item 2. Description of Business

1. We note the disclosure on page 5 and elsewhere that your operating costs “will be paid with money contributed by Kent Wilson …” Please clarify whether he is obligated to make these payments and, if so, file any agreements evidencing such obligation.

Answer:
Registrant notes the Commission’s comment and has amended its registration statement on page 5 to make the following disclosure. “The agreement between Mr. Kent Wilson and WBK 1 Inc. to fund and costs are for an unlimited period of time and are related to WBK 1 Inc’s costs of maintaining the filing of Exchange Act reports, the investigation, analyzing, and consummation of an acquisition. Mr. Wilson has agreed to do so without recompense and for an unlimited period of time.”

Comment 2

Item 2:   Financial Information
2. On page 13 you disclose that you incurred operating expenses of $295 and that such expenses consist of organization fees.  Please advise why no audit-related fees are reflected in your results of operations or other financial statements.

Answer:
Registrant engaged M&K CPAS, PLLC on September 3, 2014.  M&K began work on the audit subsequent to August 31, 2014, therefore no expenses were incurred for the period ended August 31, 2014.

Comment 3

Item 5. Directors and Executive Officers, page 15

3. Please disclose any current or prior relationships Mr. Wilson or any other promoter associated with your filing has, or has had, with shell companies or blank check companies within the past five years.  In this regard, we note that Alpine 4 Automotive Technologies was a blank check company when it filed its Form 10 on May 8, 2014.

Your revised disclosure should include:
 The registrant’s name;
 The initial filing date;
 Whether the registrant is current and was timely in its Exchange Act reporting obligations;
 Whether the registrant has engaged in a business combination;
 Whether the registrant registered any offerings under the Securities Act;
 Whether any transaction resulted in termination of your promoters’ association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity; and Mr. Wilson’s role and involvement with the registrant.

4. We note Mr. Wilson’s biographic information in the Form 10-Q filed on August 14, 2014 by Alpine Automotive Technologies Ltd.  Please disclose all Mr. Wilson’s principal occupations and employment during the past five years.  See Item 401(e) of Regulation S-K.

Answer:
We have amended our Registration statement on page 15 under “Directors and Executive Officers” to reflect that the following:
• The registrant’s name; Alpine 4 Automotive Technologies, Ltd.
• The initial filing date; April 22nd 2014
• Whether the registrant is current and was timely in its Exchange Act reporting  obligations;  Yes Alpine 4 Automotive Technologies, Ltd. is current with all filings
• Whether the registrant has engaged in a business combination;  Alpine 4 Automotive Technologies, Ltd. is currently engaged via an LOI to acquire the some of the Assets of AutoTek, Inc. a private company.
• Whether the registrant registered any offerings under the Securities Act; Not at this point, however Alpine 4 Automotive Technologies, Ltd. shall be filing an S4 in the near future.
• Whether any transaction resulted in termination of your promoters’ association with  any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity; and
• Mr. Wilson’s role and involvement with the registrant:  Mr. Wilson current acts as CEO and CFO of Alpine 4 Automotive Technologies, Ltd. and dedicates the majority of his time to Alpine 4 Automotive Technologies, Ltd.

Comment 4

Item 6. Executive Compensation, page 16

5. Please reconcile your statement that no officer or director has received compensation with your page 17 “Summary Compensation Table.”  Also, to the extent that the 10 million shares of restricted stock reflects compensation, please include the grant date fair value as required by Item 402(n)(2)(v) of Regulation S-K instead of the number of shares.

Answer:
The shares granted to Mr. Wilson represent founder’s shares.  We have amended our filing to reflect this change by removing the 10 million shares from the compensation table and updating the language describing the transaction in Item 7.  The amended language is shown as follows:

On August 21, 2014, the Company issued 10,000,000 restricted shares of its common stock to Kent Wilson as founder’s shares.  Mr. Wilson incurred expenses such as incorporation fees on behalf of the Company.  The Company does not expect to reimburse Mr. Wilson for these expenses at any future date and as a result has recorded a capital contribution for the amount of these expenses for the period ended August 31, 2014.  Mr. Wilson, the sole officer and director of the Company, is the sole shareholder of the Company.  The Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Comment 5

Statements of Operations, page F-4

6. We note that you report $1,295 of net loss for the period August 21, 2014 to August 31, 2014. However, you report a net loss of $295 for the same period in your statements of cash flows and stockholders’ equity.  Please resolve this inconsistency.

Answer:
We have amended the Form 10 to reconcile this inconsistency.

Registrant wishes to acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
•	Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Kent Wilson
Kent Wilson
President